# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JATT II Acquisition Corp., CIK 0002112446
CUSIP: G50765109
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091
Date of event which requires filing of this statement: 04/20/2026
Filed by CIK 0002127273
Persons authorized to receive notices and communications: Someit Sidhu, Chief Executive Officer, 153 Central Avenue C/O 56, Westfield, New Jersey (NJ), 07091, 201-688-0364

## Reporting persons
- JATT Ventures II L.P. (CIK 0002127273): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,800,000; shared voting power 0; sole dispositive power 1,800,000; shared dispositive power 0; aggregate amount beneficially owned 1,800,000 (23.1% of the class)
  Comment: Includes 300,000 of the Issuer's ordinary shares, $0.0001 par value ("Ordinary Shares") and 1,500,000 of the Issuer's Ordinary Shares initially purchased by JATT Ventures II L.P. (the "Sponsor") in a private placement prior to this offering (the "Founder Shares").
- Someit Sidhu (CIK 0001870329): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 1,800,000; shared voting power 0; sole dispositive power 1,800,000; shared dispositive power 0; aggregate amount beneficially owned 1,800,000 (23.1% of the class)
  Comment: Includes 300,000 of the Issuer's Ordinary Shares, $0.0001 par value and 1,500,000 Founder Shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: JATT II Acquisition Corp.
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Sponsor and Someit Sidhu on September 15, 2026 (the "Original Schedule 13D") to correct the citizenship of Someit Sidhu. Except as specifically amended hereby, all information set forth in the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: The reporting persons are: 1. JATT Ventures II L.P. 2. Someit Sidhu. The Sponsor is the holder of record of approximately 23.10% of the issued and outstanding ordinary shares (6,800,000) based on the number of Ordinary Shares (6,300,000) and Founder Shares (1,500,000) outstanding as of June 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 13, 2026. The Sponsor is the sole general partner of JATT Ventures II L.P., and Dr. Someit Sidhu is a limited partner of the Sponsor. Dr. Sidhu is also the sole member of JATT Ventures II Ltd. Therefore, Dr. Sidhu may be deemed to beneficially own the 300,000 Ordinary Shares and 1,500,000 Founder Shares, and ultimately exercises voting and dispositive power over the Ordinary Shares and Founder Shares held by the Sponsor. All disclosures herein with respect to any reporting person are made only by such reporting person. Any disclosures herein with respect to persons other than the reporting persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The business address of each reporting person is: 153 Central Avenue, C/O 56, Westfield, NJ 07091.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Dr. Sidhu is the Chairman, Director, and Chief Executive Officer of JATT II Acquisition Corp.
Criminal convictions in the last five years: During the past five years, neither the Sponsor nor Dr. Sidhu has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each of the Sponsor and Dr. Sidhu has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a Cayman Islands limited liability company. Dr. Sidhu is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting persons to acquire the ordinary shares reported on in this Schedule 13D was working capital of the Sponsor. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: On February 12, 2026, the Sponsor paid $25,000, or approximately $0.014 per share, to cover certain of the Issuer's offering costs in exchange for 1,725,000 Founder Shares (the "Founder Shares"), of which 225,000 founder shares were forfeited subject to the expiration of the underwriters' over-allotment option, pursuant to the Securities Subscription Agreement dated as of February 12, 2026 between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"). On April 20, 2026, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation, Sponsor purchased an aggregate of 300,000 private placement shares for an aggregate purchase price of $3,000,000. The reporting persons made the acquisitions reported in this Schedule 13D in support of the Issuer's business plan and for investment purposes. The reporting persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the warrants referred to above. However, reporting persons do not have any other agreements to acquire additional ordinary shares at this time. As Chief Executive Officer of the Issuer,Dr. Someit Sidhu is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Additionally, as the Issuer's business plan is to enter into a business combination, Dr. Someit Sidhu, as Chief Executive Officer of the Issuer, is actively involved in pursuing a suitable target for the Issuer's business combination and will be actively involved in effecting any such business combination if the Issuer's business plan is successful, which may also result in a change in the Issuer's board of directors, corporate structure or charter. As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting persons do not have any plans or proposals which would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of ordinary shares beneficially owned by reporting persons (on the basis of a total of 7,800,000 ordinary shares outstanding as of February 20, 2026) are as follows: i. Sponsor: 1,800,000 ordinary shares; 23.10% ii. Someit Sidhu: 1,800,000 ordinary shares; 23.10%
Number of shares as to which each person has sole or shared power to vote or dispose: Number of shares to which Sponsor has: i. Sole power to vote or to direct the vote: 1,800,000, ii. Shared power to vote or to direct the vote: 0, iii. Sole power to dispose or to direct the disposition of: 1,800,000, and iv. Shared power to dispose or to direct the disposition of: 0. Number of shares to which Someit Sidhu has: i. Sole power to vote or to direct the vote: 1,800,000, ii. Shared power to vote or to direct the vote: 0, iii. Sole power to dispose or to direct the disposition of: 1,800,000, and iv. Shared power to dispose or to direct the disposition of: 0. Dr. Sidhu is the manager of the Sponsor. Therefore, Dr. Sidhu may be deemed to beneficially own the 300,000 Ordinary Shares and 1,500,000 Founder Shares, and ultimately exercise voting and dispositive power over the Ordinary Shares and Founder Shares held by the Sponsor. Dr. Sidhu disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this report, the reporting persons have not effected any transactions in the Issuer's ordinary shares other than as indicated in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Sponsor is party to a Private Placement Shares Purchase Agreement, dated April 16, 2026, by and between the Issuer and Sponsor ("Private Shares Purchase Agreement"); a Registration Rights Agreement, dated April 16, 2026, by and among the Issuer and certain other parties thereto ("Registration Rights Agreement"); and a Letter Agreement, dated April 16, 2026, by and among the Issuer, the Sponsor and certain other parties thereto ("Insider Letter "). Pursuant to the Private Shares Purchase Agreement, Sponsor purchased 300,000 private placement shares ("Private Placement Shares") simultaneously with the consummation of the IPO. The Private Placement Shares are subject to a lock up provision in the Private Shares Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter. The description of the Private Shares Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 20, 2026 (and is incorporated by reference herein as Exhibit 10.1). Pursuant to the Registration Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration and Shareholder Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 20, 2026 (and is incorporated by reference herein as Exhibit 10.2). Pursuant to the Insider Letter, Sponsor agreed, among other things, to vote all ordinary shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter and that it would not seek redemption rights with respect to any ordinary shares held by it. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 20, 2026 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Placement Shares Purchase Agreement, dated as of April 16, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 20, 2026).

Exhibit 10.2 - Registration Rights Agreement, dated as of April 16, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 20, 2026).

Exhibit 10.3 - Insider Letter, dated as of April 16, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 20, 2026).

Exhibit - 99.1 - Joint Filing Agreement, September 18, 2026, by and among the Reporting Persons.

## Signatures
- JATT Ventures II L.P.: /s/ Someit Sidhu, Someit Sidhu, Director (09/18/2026)
- Someit Sidhu: /s/ Someit Sidhu, Someit Sidhu (09/18/2026)